Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY F... ...ATIONAL HOLDINGS LIMITED
Securiti... ...d Exchange Commission File No.82-2962

SEC MAIL PROCESSING
RECEIVED
MAY 1 3 2002
WASH, D.C. 165 SECTION

2nd May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02034083

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited
<u>Disclosure of Interests – Substantial Shareholder</u>

We attach for your information a notification dated 2nd May 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

encl.

RNS Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a friend

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	08:21 2 May 2002
RNS Number	4109V

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 2nd May 2002, Dairy Farm International Holdings Limited ("DFIH") received notification from Franklin Resources Inc that, on 30th April 2002, its interest in the ordinary shares of DFIH had fallen below 10%, being the threshold for disclosure of notifiable interests for investment managers.

The holding of Franklin Resources Inc, which represents the interests of its affiliates, was previously disclosed at 188,879,948 represented 12.27% of DFIH's issued share capital on 22nd April 2002.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

2nd May 2002

www.dairyfarmgroup.com

END

Close

Next ▸